AZTECA HOLDINGS ANNOUNCES OFFER TO EXCHANGE ITS
              NEW 10 3/4% SENIOR SECURED AMORTIZING NOTES DUE 2008
                                       FOR
                    ITS 10 1/2% SENIOR SECURED NOTES DUE 2003
                                       AND
                          RELATED CONSENT SOLICITATION


FOR IMMEDIATE RELEASE
---------------------

     Mexico City, March 3, 2003 - Azteca Holdings, S.A. de C.V., the controlling shareholder of TV Azteca, one of the two largest producers of Spanish language television programming in the world, announced today its offer to exchange, subject to market and other conditions, its new 10 3/4% Senior Secured Amortizing Notes due 2008 for its outstanding 10 1/2% Senior Secured Notes due 2003. Azteca Holdings will retire one-third of the principal amount of the new notes in July 2003 and will repay the balance of the new notes in five equal annual installments. The exchange offer is anticipated to close on or about March 31, 2003.

     In connection with the exchange offer, Azteca Holdings is also soliciting consents from the holders of its outstanding 10 1/2% notes for amendments to the terms and conditions of the indenture governing the 10 1/2% notes. The exchange offer and consent solicitation may be terminated or amended at any time prior to the expiration date, March 31, 2003, unless extended by Azteca Holdings.

     This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act of 1933, as amended (the "Securities Act"). The new 10 3/4% notes being offered have not been registered under the Securities Act and until the registration of the new 10 3/4% notes becomes effective, the new 10 3/4% notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

     This press release shall not constitute an offer to sell or the solicitation of an offer to buy the new 10 3/4% notes, nor shall there be any sale of the new 10 3/4% notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Company Profile
---------------

     Azteca Holdings, S.A. de C.V. is a holding company whose principal asset is 55.5% percent of the capital stock of TV Azteca.

     TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America
Network, a broadcast television network focused on the rapidly growing United States Hispanic market; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

     The matters discussed in this press release are forward-looking statements and is subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Completion of any of the transactions discussed in this press release are subject to (i) the closing conditions for the exchange offer and consent solicitation and Azteca Holdings' right to terminate, modify or amend the exchange offer and consent solicitation,
(ii) United States and Mexican market conditions and their impact on the exchange offer and consent solicitation, (iii) our ability and the ability of TV Azteca to service our debt and its debt, (iv) the outcome of pending disputes and legal proceedings involving TV Azteca and its affiliates, (v) competitive factors affecting TV Azteca and its subsidiaries in Mexico and the United States, (vi) cancellations of significant advertising contracts of TV Azteca,
(vii)  limitations on our access to sources of financing on  competitive  terms,
(viii) significant economic or political developments in Mexico and globally which affect Mexico, (ix) changes in the Mexican regulatory environment, (x) commencement of war or armed hostilities directly or indirectly involving or affecting Mexico or the United States and (xi) terrorist attacks initiated against the United States or its allies in the United States or elsewhere. Other risks that may affect Azteca Holdings or TV Azteca are identified in Azteca Holdings' Form 20-F, TV Azteca's Form 20-F and other filings with the United States Securities and Exchange Commission. Azteca Holdings undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.